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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2008____ AND ENDING____December 31, 2008____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11 RACQUET ROAD, SUITE 2

(No. and Street)

NEWBURGH   NY   12550

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN R. GLEASON   845-567-3930

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR & O'CONNOR, LLP

(Name – if individual, state last, first, middle name)

249 ROUTE 32 * PO BOX 365   CENTRAL VALLEY   NY   10917

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **STEVEN R. GLEASON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

MANAGING PARTNER

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

CONTENTS

O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

We have audited the accompanying statements of financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2009 and 2008 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor-O'Connor, LLP

Central Valley, New York
February 15, 2010

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2009	2008
ASSETS		
Cash	$ 136,819	$ 85,590
Deposit with clearing agent (Note 2)	25,000	25,000
Accounts receivable	40,972	76,507
Prepaid expenses and other current assets	15,480	0
Total current assets	218,271	187,097
Furniture and equipment, net (Note 3)	5,939	4,305
Total assets	$ 224,210	$ 191,402

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
Accounts payable and accrued expenses	$ 39,860	$ 41,020
Members' equity	184,350	150,382
	$ 224,210	$ 191,402

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF INCOME

For the Years Ended December 31,

	2009	2008
Revenue:		
Mutual Funds	$ 68,056	$ 81,362
Annuities	239,396	305,694
12B1 Fees	102,543	156,582
Securities	20,495	15,737
Advisory fee income	61,880	88,877
Insurance	302,573	268,637
Interest and other income	3,508	2,767
Total revenue	798,451	919,656
General and Administrative Expenses:		
Employee compensation and benefits	302,280	350,097
Personnel related benefits	47,932	43,151
Occupancy	94,489	86,953
Advertising	41,207	46,304
General and administrative	29,866	47,129
Subcontracted labor	70,080	47,265
Commissions	5,569	13,613
Professional fees	13,011	15,567
Insurance	18,820	14,013
Regulatory fees	18,309	23,949
Office	9,569	8,340
Total General and Administrative expenses	651,132	696,381
Other (Income) / Expenses:		
Depreciation	2,969	2,893
Interest (Income) / Expense	0	0
Total Other (Income) / Expenses	2,969	2,893
Total Expenses	654,101	699,274
Net Income	$ 144,350	$ 220,382

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31,

	2009	2008
Members' equity, beginning	$ 150,382	$ 183,425
Capital distributions	110,382	253,425
Capital contributions	0	0
Net income	144,350	220,382
Members' equity, ending	$ 184,350	$ 150,382

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2009	2008
Cash Flows Provided by Operating Activities		
Net Income	$ 144,350	$ 220,382
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,969	2,893
Changes in assets and liabilities:		
Decrease in accounts receivable	35,535	6,710
(Increase) Decrease in Prepaid Insurance	(15,480)	16,822
(Decrease) in accounts payable and accrued expenses	(1,160)	(1,796)
Net cash provided by operating activities	166,214	245,011
Cash Flows From Investing Activities		
Purchase of furniture and equipment	(4,603)	(1,596)
Net cash (used in) investing activities	(4,603)	(1,596)
Cash Flows From Financing Activities		
Capital distributions	(110,382)	(253,425)
Capital contributions	0	0
Net cash (used in) financing activities	(110,382)	(253,425)
Net increase (decrease) in cash	51,229	(10,010)
Cash at beginning of year	85,590	95,600
Cash at end of year	$ 136,819	$ 85,590
Supplemental cash flow information:		
Interest paid	$ 0	$ 0

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April 2000. The Company's business consists of providing comprehensive brokerage, financial and employee benefit services to individuals and institutions.

The Company is a L.L.C. Its' members consist of three Sub Chapter S Corporations and a Limited Liability Company, each of whom have the same rights and privileges.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company does not hold funds or securities for, or owe money or securities to customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of securities and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 7 years.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Income Taxes:

The Company is classified as a partnership for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

Advertising:

The company expenses advertising costs as incurred. The Company recorded advertising expense of $41,207 and $46,304 in the years ended December 31, 2009 and 2008, respectively.

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 3.   Furniture and Equipment

Equipment consists of the following at December 31:

	2009	2008
Furniture and Fixtures	$ 13,523	$ 13,524
Office Equipment	19,527	14,924
	33,050	28,448
Less: Accumulated depreciation	(27,111)	(24,143)
	$ 5,939	$ 4,305

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 3. Furniture and Equipment (continued)

The Company recorded depreciation expense of $2,969 and $2,893 in the years ended December 31, 2009 and 2008, respectively.

Note 4. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $134,722 and $102,019 respectively. At December 31, 2009 and 2008 the Company had net capital requirements of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2009 was 29.6%.

Note 6. Related Party Transactions

Certain partners of a partnership, which is a member of the Company, are also partners of a firm that provides the Company with office space and accounting services. The Company leases its primary office space on a month-to-month basis. Rent and accounting expense for the years ended December 31, 2009 and 2008 amounted to $24,905 and $20,240 respectively.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 7.   Commitments and Contingencies

The Company leases additional space under operating leases that are automatically renewed every August. Rental expenses under these leases are based on a predetermined percentage of net revenues, which may be offset by value of certain securities transactions and other related services provided to the landlord. As such, the annual commitment is not readily determinable. During 2009 and 2008, payments made on these leases amounted to $69,584 and $66,713, respectively.

Note 8.   Concentration of Risk

The Company holds substantially all cash balances with one financial institution and at times exceeds federally insured limits.

Note 9.   Subsequent Events

The Company has evaluated subsequent events through February 15, 2010, the date which the financial statements were issued.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009

Total members' equity from statement of financial condition			$	184,350
Less non-allowable assets:				
Accounts receivable, past due for more than 30 days	$	28,209		
Furniture and equipment, net		5,939		
Prepaid Expenses		15,480		
Total non-allowable assets			$	49,628
Net capital			$	134,722
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	39,860
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)			$	25,000
Net capital in excess of minimum requirement			$	109,722
Percentage of aggregate indebtedness to net capital				29.6%

Note: The above computation does not differ from the computation of net capital pursuant to Rule 15c3-1 as of December 31, 2009 filed by New Horizons Asset Management Group, LLC on Form X-17A-5. Accordingly, no reconcilliation is deemed necessary.

The accompanying notes to financial statements are an integral part of these statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

In planning and performing our audit of the financial statements of New Horizons Asset Management Group, L.L.C. (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital ender Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

O'Connor & O'Connor, LLP

Central Valley, New York
February 15, 2010

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2009 & 2008

O'Connor & O'Connor, LLP



Certified Public Accountants